SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549




                            FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     X      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
  --------

For the fiscal year ended December 31, 1995

                               OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
______     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to _______________


                  Commission file number 1-3950



                   FORD MICROELECTRONICS, INC.
              SALARIED RETIREMENT AND SAVINGS PLAN
                    (Full title of the plan)


                       FORD MOTOR COMPANY
                        The American Road
                    Dearborn, Michigan 48121


             (Name of issuer of the securities held
             pursuant to the plan and the address of
                 its principal executive office)

Required Information
- --------------------

     Financial Statements
     --------------------
     Statement of Net Assets Available for Benefits, as of
December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1995.

     Schedule II - Reportable Transactions for the Year Ended
December 31, 1995.


Exhibit

Designation               Description             Method of Filing
- -----------               -----------             ----------------
 Exhibit 23         Consent of Coopers        Filed with this Report.
                       & Lybrand L.L.P.


                            Signature
                            ---------
  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Microelectronics, Inc. Salaried Retirement and
Savings Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                    FORD MICROELECTRONICS, INC.


                    By:/s/John A. Sullivan
                         -------------------------
                         John A. Sullivan, Chairman
                         Ford Microelectronics, Inc.
                         Salaried Retirement and Savings Plan Committee


June 27, 1996

                          EXHIBIT INDEX


                                                            Sequential
                                                           Page Number
Designation              Description                      at Which Found
- -----------              -----------                      --------------

Exhibit 23          Consent of Coopers & Lybrand L.L.P.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Index of Financial Statements and Supplemental Schedules



                                                                    Pages


Report of Independent Accountants                                     2



Financial Statements:

     Statement of Net Assets Available for Plan
         Benefits with fund information's of December 31, 1995        3

     Statement of Changes in Net Assets Available for
         Plan with fund information Benefits for the
         Year Ended December 31, 1995                                 4
     Notes to Financial Statements                                   5-9



Supplemental Schedules:

     Schedule I - Item 27a - Schedule of Assets Held
        for Investment Purposes as of December 31, 1995              10

     Schedule II - Item 27d - Reportable Transactions
        for the Year Ended December 31, 1995                        11-12

Report of Independent Accountants


To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.:

We have audited the accompanying statement of net assets available for plan benefits with fund information of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan as of December 31, 1995 and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan as of December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/Coopers & Lybrand
Detroit, Michigan

June 14, 1996
                                   3

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Net Assets Available for Plan Benefits with Fund Information as of December 31, 1995

                       Ford Motor                                                        Spectrum
                        Company      Short-Term      Medium                              of Choice     Participant
                        Common      Investment        Cap        500          Bond       Aggressive       Loans
                        Stock         Fund        Index Fund  Index Fund    Index Fund      Fund       Receivables    Total
                     -----------    ----------    -----------  ----------    -- -------- -----------   -----------   -------
Cash                  $   1,887                                                                                      $ 1,987
Investment, at
fair value            6,513,102     $1,881,820    $300,832     $ 2,519,339   $ 337,009     $339,048   $417,356    12,308,506
                      ---------     ----------    --------     ----------    -----------    --------- -----------  ----------
  Net assets
   available
   for benefits     $6,515,089    $ 1,881,820     $300,832     $2,519,339    $ 337,009     $339,048   $417,356    $12,310,493
                    ==========    ===========     ========     ==========    =========     ========   ========    ===========

The accompanying notes are an integral part of the financial statements.


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits with Fund Information as of December 31, 1995


                          Ford Motor                                                      Spectrum
                           Company   Short-Term   Medium                                  of Choice
                           Common    Investment    Cap         500         Bond           Aggressive  Income     Loan
                           Stock       Fund      Index Fund  Index Fund  Index Fund         Fund       Fund      Fund      Total
                        ----------- ---------- ----------- ----------- -------------   ----------   -------     ------  ----------

Interest and
 dividend income        $ 238,776   $ 84,060                            $19,832                     $ 79,555    $20,209  $ 442,432
Net appreciation
 in fair value
 of investments           859,196    251,059    $ 40,135    $ 336,112    44,961        $ 45,233                          1,586,696
Loan repayments
 (principal)               15,198    150,993         433       1,034        173            520                 (168,351)     -
Loan repayments
 (interest)                   857     18,865          90         268         61            88                  (20,209)
Employee
 contributions            635,411    183,532      29,340     245,709     32,668        30,067                            1,159,927
Employer
 contributions          1,799,721                                                                                        1,790,721
Transfer from
 predecessor plan       4,497,111    783,798                1,718,431    215,724                      770,831             7,985,895

Withdrawal of
 participant accounts    (295,760)  (148,345)       (958)    (169,707)    (5,548)      (3,565)        (28,670)  (2,625)    (655,178)
Net transfers between
  funds                (1,167,221) 1,030,637     239,842      414,269     32,837      271,352        (821,716)                -
Loan funds transferred
  (out)in                 (69,200) (472,779)      (8,050)     (26,777)    (3,899)      (7,627)                 588,332        -
                        ---------  --------      -------      -------      ------     -------        --------  -------    ---------

Net increase in plan
 equity for the year    6,515,089 1,881,820      300,832    2,519,339      337,009     339,048           -     417,356   12,310,493
                       ---------- ---------     --------    ---------     --------    --------       --------  -------   ----------
Net assets available
 for plan benefits,
 end of year           $6,515,089 $1,881,820    $300,832   $2,519,339     $337,009     $339,048          -     $417,356  $12,310,493
                       ========== ==========    ========   ==========     =========    ========      ========  ========  ===========

The accompanying notes are an integral part of the financial statements.

                                                  4


Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Notes to Financial Statements



     1.   Summary of Significant Accounting Policies:

   a. Investments: The investment in Ford Company Stock Fund, the Medium Cap, the 500, and the Bond Index Funds and the Spectrum of Choice Aggressive Portfolio are valued on the basis of established year-end quoted market prices. Investments in the Short-Term Fund are carried at cost, which approximates fair value, due to the average maturity being less than 60 days.

   b.   Contributions:  Contributions to the Ford
   Microelectronics, Inc. Salaried Retirement Savings Plan (the
   "Plan") from employees and from Ford Microelectronics, Inc.
   (the "Company") are recorded in the period that payroll deductions are made from the Plan participants.

   c. Other: Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

        Dividend income is recorded on the ex-dividend date.
   Income from other investments is recorded as earned.

        The Plan presents in the Statement of Changes in Net
   Assets Available for Plan Benefits the appreciation
   (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   d. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.



     2.    Description of the Plan:

   The Plan became effective September 30, 1994.  However, the
   Plan did not become operational until January 1, 1995.

   The following description of the Plan provides only general information. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

   a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford)".

     2.   Description of the Plan, continued:

   b. Eligibility: With certain exceptions, regular full-time salaried employees having at least three months of continuous service are eligible to participate in the contributory portion of the Plan. All full-time employees are eligible to participate in the discretionary portion of the Plan. Participation in the Plan is voluntary.

   c. Contributions: Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may defer up to 15 percent in pre-tax contributions and 10 percent in post-tax contributions with a corresponding matching contribution made to the Plan by the Company on their behalf. Such contributions are excluded from the participants' taxable income. The Company match is at the rate of 100% of the first 3 percent of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7 percent of participants' base salaries contributed. All Company matching contributions are invested in units of the Ford
   Common Stock Fund. The Company may also contribute an additional amount determined at the discretion of the Company. In 1995, the Company made a discretionary contribution in the amount of 3 percent for each regular active employee with covered compensation. Those contributions were made monthly.

   d. Transfer of Assets: Effective April 1995, all assets belonging to employees of the Company that had been participating in the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees were transferred into the Plan. Net assets of $7,985,895 were transferred into the Plan.

        The Plan permits the participants to transfer assets among investment elections.

   e. Investment Programs and Participation: Participant contributions are invested in accordance within the participant's election in one or more of the investment programs. The types of investment programs, and the number of participants in each program in December 1995, are as follows:





                                                      Number of
                                                    Participants
                                                    ------------
   Ford Company Stock Fund                              289
   Short-Term Investment Fund                           179
   Medium Cap Index Fund                                 96
   500 Index Fund                                       180
   Bond Index Fund                                       81
   Spectrum of Choice Aggressive Fund                   123


   Participants may elect to contribute to a Short-Term Fund. The Short-Term fund is a short term fixed income fund with an average maturity between 15 and 60 days. The objective of the fund is maximization of current income consistent with maintaining liquidity and preserving capital.

   e.   Investment Programs and Participation, continued:
   Investments are made in debt obligations consisting of repurchase agreements, domestic bank certificates of deposit, bankers acceptances and commercial paper. The interest rate paid is variable. The interest income reported on the Statement of Changes in Net Assets Available for Plan
   Benefits, with Fund Information for the Short Term Investment
   Fund includes interest related to participants' loan repayments.

        Participants may elect to contribute to a Medium Cap Index Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stock of the 400 companies included in the Standard and Poor's Mid Cap 400 Index. A small portion of the fund is invested in short-term cash equivalents.

        Participants may elect to contribute to a 500 Index Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stocks of the 500 corporations included in Standard and Poor's 500 Index. A small portion of the fund is invested in short-term cash equivalents.

        Participants may elect to contribute to a Bond Index Fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the Lehman Brothers Index. The funds are invested in a portfolio of fixed income instruments issued by the U. S. Government, federal agencies, and corporations that, in the aggregate, typify the securities that are included in the Lehman Brothers Index. A small portion of the fund is invested in short-term cash equivalents.

        Participants may elect to contribute to a Spectrum of Choice Aggressive portfolio. The objective of the fund is to provide longer term higher returns for participants willing to accept greater risk and short-term fluctuation. Investments are made in large, medium and small domestic company stocks, as well as U. S. Government and Corporate Bonds. A small portion of the fund is invested in short-term cash equivalents.

        Brokerage fees applicable to the above funds are paid out of the applicable fund. Ford pays all fees associated with the Ford Company Stock Fund.

   f. Vesting and Distributions: Employee contributions and investment earnings are fully vested. Company matching contributions vest after five years of Plan service. Company discretionary contributions vest when made. Upon completion of five years of service, all assets attributable to Company matching contributions held in participants' accounts are fully vested and all future contributions vest when made. A participant becomes fully vested in company matching contributions automatically upon attainment of normal retirement age, upon retirement due to disability, upon death or upon termination of the plan. Participants are entitled to receive the full amount of vested funds when their employment is terminated.



     3.    Forfeitures:

   The Plan permits the Company to use the Ford Stock Fund units forfeited by participants to pay Plan administration expenses and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 1995, units having a value of $22,310 were forfeited by plan participants and are available to pay future administrative expenses. To the extent that forfeited units are not available to pay administrative expenses, the Company pays such expenses.



     4.   Asset Value Per Unit:

   The numbers of units and the asset value per unit, at December 31, 1995 are as follows:

                                                                Asset
                                             Number of         Value
                                               Units          Per Unit
                                             ----------     -----------
   Ford Motor Company Stock Fund            225,630.8124  $   28.875
   Short-Term Investment Fund             1,881,820.0000       1.000
   Medium Cap Index Fund                      1,865.1961     161.287
   500 Index Fund                             9,920.5327     253.952
   Comerica Spectrum Aggressive Fund          2,776.9868     122.092
   Bond Index Fund                            1,746.5235     192.960




        5.   Tax Status:

   The Plan has received a favorable determination letter from the Internal Revenue Service that it is qualified under section 401 of the Internal Revenue Code and that the related trust is tax-exempt under Section 501 of the Internal Revenue Code. Accordingly, the trusts, net investment income is exempt from income taxes. The Plan sponsors believes that the Plan, as amended, continues to qualify and to operate as designed.

     6.   Plan Termination:

   The company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the units in the participants' accounts as of the effective date of such termination or (b) continuance of vesting of such securities and cash attributable to company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.



     7.   Other:

   The differences between the data shown on pages 3 and 4 of this report and the 1995 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the plan to the accrual basis of accounting.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995


                               Description of Investment
Identity of Issuer,            Including Maturity Date,
Lessor, Borrower             Rate of Interest, Collateral,                                   Current
or Similar Party                Par or Maturity Value                   Cost                  Value
- ------------------------    ----------------------------------   ---------------------  -------------
Ford Motor Company, Inc.*   Ford Motor Company Common Stock,     $  5,599,322           $  6,515,089
                                225,631 shares

Comerica Bank               Short Term Investment Fund, 1,881,820
                                shares                              1,881,820              1,881,820
                            Mid Cap 500 Fund, 1,865 shares            281,072                300,832
                            500 Cap Index Fund, 9,921 share         1,656,856              2,519,339
                            Spectrum Aggressive Fund, 2,777
                                shares                                310,460                339,048
                            Bond Index Fund, 1,747 shares             302,907                337,009

Participant loans           6.5% to 9.0% interest rate                417,356                417,356
                                                                 -------------           -----------
                                Total                              10,449,793             12,310,493
                                                                 =============          =============

Notes: The market value of Ford Motor Company Common Stock is based upon the closing price reported in the New York Stock Exchange Composite Transactions listing as of the last trading day of 1995. Market values also include interest and dividends receivable.

       *Party-in-interest.

Ford Microelectronics, Inc. Salaried Retirement Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995


                                                                                                        Current
Identity of                                 Purchase     Selling    Lease    Expenses      Cost          Value          Net Gain
Party Involved    Description of Asset        Price      Price      Rental   Incurred    of Asset      of Asset         or (Loss)
- ---------------  ------------------------  ------------ ----------- ------ --------  -------------   ----------         ----------
REPORTING
CRITERION I      Single transaction in
- -----------      excess of five percent
                 of current value of
                 plan assets.

                 None.

REPORTING
CRITERION II    Series of transactions
- ------------    in other than securities
                in excess if five percent
                of current value of plan
                assets.

                None.

REPORTING
CRITERION III  Series of transactions in
- -------------  securities in excess of
               five percent of current
                value of plan assets.

Fidelity        Short-Term Investment Fund:
                   58 Purchases             $6,528,466                                 $6,528,466      $6,528,466
                   83 Sales                             $4,691,239                     $4,691,239
                Bond Index Fund:
                   17 Purchases                365,121                                    365,121         365,121
                    9 Sales                                 51,263                         50,924                    $ 359
                Specturm of Choice
                Agressive Fund:
                   18 Purchases               315,309                                     315,309         315,309
                   10 Sales                                 23,328                         21,776                      1,552
                Medium Cap Index Fund:
                   27 Purchases               361,561                                     361,561         361,561
                    9 Sales                                 92,996                         88,623                      4,373
                500 Index Fund
                    28 Purchases            2,206,951                                   2,206,951       2,206,951
                    13 Sales                                33,570                         31,113                      2,457
Ford Motor
Company         Ford Motor Company
                Common  Stock:
                    17 Purchases           2,380,480                                    2,380,480       2,380,480
                     3 Sales                               695,677                        160,991                     534,686

REPORTING
CRITERION IV
- ------------   Single transactions with
               a nonregulated entity in
                excess of five percent
                of current value of
                plan assets.

               None.
                                                      11



